EX 99.77C – Submission of matters to a vote of security holders

Results of Special Member Meeting held on May 23, 2011

Proposal	To approve an amended and restated advisory agreement between TIFF Investment Program, Inc., on behalf of its TIFF Multi-Asset Fund, and TIFF Advisory Services, Inc.

For:  2,542,131,950.31 votes or 61.35% of the outstanding shares entitled to vote at the meeting and 93.10% of the votes cast

Against:  180,582,568.66 votes or 4.36% of the outstanding shares entitled to vote at the meeting and 6.61% of the votes cast

Abstain:  7,707,499.49 votes or 0.19% of the outstanding shares entitled to vote at the meeting and 0.28% of the votes cast